
June 15, 2022

Eileen Mockus
Chief Executive Officer
Coyuchi, Inc.
1400 Tennessee Street, Unit 1
San Francisco, CA 94107

> **Re: Coyuchi, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 19, 2022**
> **File No. 024-11888**

Dear Ms. Mockus:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed May 19, 2022

General

1. You disclose that large investors are entitled to receive a 10% discount on the price paid per share of series C preferred stock, which increases the total number of shares that may be sold by you, and the selling stockholders, in this offering by an additional 1,851,852 shares of series C preferred stock. Please revise the offering statement to clearly disclose the number of series C preferred stock being offered by you, and by the selling stockholders. When calculating the total number of series C preferred stock you, and the selling stockholders, are offering please include the number of discounted shares. Also, please revise your disclosure throughout the offering statement, including the title and table on the cover page, to clearly and consistently state the maximum number of shares of series C preferred stock you, and the selling stockholders are offering.

2. You disclose on the cover page that the number of shares of common stock issuable upon

conversion of series C preferred stock assumes no purchases by large investors. We note series C preferred stock may be convertible within one year. Please revise to include the total amount of underlying shares of common stock. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Spencer G. Feldman, Esq.